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SUPPL

TESCO RESPONSE TO THE OFT'S DECISION TO REFER THE GROCERY SECTOR TO THE COMPETITION COMMISSION

The OFT's decision to refer the grocery sector to the Competition Commission is not unexpected.

The OFT itself has concluded that overall consumers have benefited from falling prices, an increase in product range and improved service. This is the most important measure of competition and we are confident the Competition Commission will endorse this view.

Sir Terry Leahy, Tesco Chief Executive, said:

"We know that up and down the country millions of ordinary consumers vote with their feet when they go shopping. They have a choice and it is one they exercise every day.

"But we also know that some people have concerns and this inquiry gives us an opportunity to listen to those and address some of the myths surrounding our industry. We will also reiterate that the consumer in every walk of life benefits from the choice, value, quality, convenience, range and service that supermarkets like Tesco provide."

ENDS

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